October 8, 2008

Mail Stop 3561

James M. Cassidy, President
Hightower Acquisition Corporation
1504 R Street, N.W.
Washington, D.C. 20009

Re: Hightower Acquisition Corporation
**   Form 10**
**   File No. 0-53258**

Dear Mr. Cassidy:

    We have completed our review of your Form 10 and related filings and have no further comments at this time.

                                        Sincerely,

                                        John D. Reynolds
                                        Assistant Director

cc: Lee Cassidy
        fax: (202) 745-1920